Exhibit 99.70

SUPPLEMENTAL WARRANT INDENTURE

made as of March 14th, 2011

among

FRANCO-NEVADA GLW HOLDINGS CORP.

and

FRANCO-NEVADA CORPORATION

and

COMPUTERSHARE TRUST COMPANY OF CANADA

supplementing the Warrant Indenture made as of May 26, 2009

SUPPLEMENTAL WARRANT INDENTURE

THIS SUPPLEMENTAL WARRANT INDENTURE made as of the 14th day of March, 2011.

AMONG:

FRANCO-NEVADA GLW HOLDINGS CORP., a corporation existing under the laws of the Province of British Columbia resulting from the amalgamation of GOLD WHEATON GOLD CORP. and 0901490 B.C. LTD.

(“Amalco”)

- and –

FRANCO-NEVADA CORPORATION, a corporation existing under the laws of Canada

(“FN”)

- and –

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(the “Warrant Agent”)

WHEREAS Amalco’s predecessor, Gold Wheaton Gold Corp., entered into a warrant indenture dated as of May 26, 2009 (the “Original Warrant Indenture”) with the Warrant Agent providing for the issue of up to 143,750,000 common share purchase warrants (the “Warrants”) with each whole Warrant exercisable to acquire one common share (a “GW Common Share”) of Gold Wheaton Gold Corp. at an exercise price of $0.50 per GW Common Share at any time prior to the fifth anniversary of the date of issuance;

AND WHEREAS effective February 4, 2010, Gold Wheaton Gold Corp. consolidated the GW Common Shares on the basis of ten pre-consolidation GW Common Shares for each one post-consolidation GW Common Share (the “Consolidation”);

AND WHEREAS in connection with the Consolidation, Gold Wheaton Gold Corp. entered into a supplemental warrant indenture dated as of February 4, 2010 (together with the Original Warrant Indenture, the “Indenture”) with the Warrant Agent which amended the Original Warrant Indenture so as to provide that a total of 14,375,000 Warrants are created and authorized to be issued under the Indenture, each whole Warrant exercisable to acquire one post-consolidation GW Common Share at an exercise price of $5.00 per GW Common Share at any time prior to 5:00 p.m. (Vancouver time) on the fifth anniversary of the date of issuance;

AND WHEREAS following the Consolidation, Gold Wheaton Gold Corp. had outstanding 7,125,000 Warrants expiring on May 26, 2014 and 6,250,000 Warrants expiring on November 26, 2014;

AND WHEREAS effective March 14th, 2011 (the “Effective Date”) FN acquired all of the issued and outstanding GW Common Shares pursuant to a statutory plan of arrangement under the Business Corporations Act, British Columbia (the “Plan of Arrangement”) pursuant to which the holders of GW Common Shares received, at the election or deemed election of each shareholder, either:

(i)                                     0.1556 of an FN Common Share for each GW Common Share held (the “FN Share Consideration”); or

(ii)                                  $5.20 in cash for each GW Common Share held (the “Cash Consideration”),

subject to pro-ration and caps in accordance with the Plan of Arrangement;

AND WHEREAS as part of the Plan of Arrangement, Gold Wheaton Gold Corp. amalgamated with 0901490 B.C. Ltd., a wholly-owned subsidiary of FN, to form Amalco;

AND WHEREAS the Amalgamation constituted a Corporate Reorganization pursuant to the provisions of the Indenture (and in particular Section 3.6(7) thereof) such that following the Amalgamation upon exercise of the Warrants, a holder is entitled to receive, and shall accept in lieu of the number of GW Common Shares to which a holder was theretofore otherwise entitled upon exercise, at the such holder’s election either the FN Share Consideration or the Cash Consideration;

AND WHEREAS the provisions of the Indenture (and in particular Sections 3.6(9) and 3.11 and Article 6 thereof) provide that upon the happening of a Corporate Reorganization, a supplemental indenture setting forth the adjustments required as a result of the Corporate Reorganization shall be approved by the Directors and by the Warrant Agent and shall be entered into pursuant to the provisions of the Indenture and that the successor company resulting from the Corporate Reorganization shall, by supplemental indenture, expressly assume the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed or observed by Gold Wheaton Gold Corp.;

AND WHEREAS the parties hereto are therefore desirous of executing and delivering this supplemental warrant indenture which is a supplemental warrant indenture for the purposes of the Indenture (the “Supplemental Warrant Indenture”);

AND WHEREAS FN has agreed to execute and deliver this Supplemental Warrant Indenture to, among other things, evidence its agreement to deliver, upon exercise by a holder of the Warrants, either the FN Share Consideration if the holder of such Warrants has elected to receive the FN Share Consideration, or the Cash Consideration if the holder of such Warrants has elected to receive the Cash Consideration;

AND WHEREAS the foregoing recitals are made as representations of Amalco and FN and not by the Warrant Agent;

NOW THEREFORE THIS SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1                               To Be Read With Indenture

This Supplemental Warrant Indenture is supplemental to the Indenture and the Indenture shall henceforth be read in conjunction with this Supplemental Warrant Indenture and all provisions of the Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Indenture and of this Supplemental Warrant Indenture were contained in one instrument.  Except as specifically amended by this Supplemental Warrant Indenture, all other terms and conditions of the Indenture shall remain in full force and unchanged.

On and after the date hereof, each reference to the Indenture, as amended by this Supplemental Warrant Indenture, “this Warrant Indenture”, “this Indenture”, “herein”, “hereby”, and similar references, and each reference to the Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Indenture as amended hereby.

1.2                               Definitions

All terms which are defined in the Indenture and are used but not defined in this Supplemental Warrant Indenture shall have the meanings ascribed to them in the Indenture as such meanings may be amended or supplemented with respect to the Warrants by this Supplemental Warrant Indenture.  In the event of any inconsistency between the meaning given to a term in the Indenture and the meaning given to the same term in this Supplemental Warrant Indenture, the meaning given to the term in this Supplemental Warrant Indenture shall prevail to the extent of the inconsistency.

1.3                               Headings etc.

The division of this Supplemental Warrant Indenture into articles, sections, subsections and paragraphs, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.  Unless the context otherwise requires, “this Supplemental Warrant Indenture”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this Supplemental Warrant Indenture and not to any particular article, section, subsection, paragraph or other portion hereof, and include any and every instrument which amends this

Supplemental Warrant Indenture or is supplemental or ancillary hereto or in implementation hereof.

ARTICLE 2
AMENDMENTS TO INDENTURE

2.1                               Exchange Basis

Each of Amalco, FN and the Warrant Agent acknowledge and agree that, as and from the date hereof, in accordance with Section 3.6(7) of the Indenture, any Warrantholder who exercises that holder’s right to receive GW Common Shares pursuant to the Warrant(s) shall be entitled to receive, and shall accept in lieu of the number of GW Common Shares to which such holder was theretofore entitled upon such exercise and for the same consideration payable therefor, at such holder’s election, either the FN Share Consideration or the Cash Consideration, subject to further adjustment in accordance with the terms of the Indenture.

2.2                               Specific Amendments

The following specific amendments are made to the following provisions of the Indenture:

(a)                                  Section 1.1 of the Indenture is amended by:

(1)                                  Deleting the definition of “Company” and replacing it with the following:

“Company” means, from and after the Effective Date, Amalco and its lawful successors from time to time, except that:

(i)             where the term “the Company” is used in relation to the “Shares”, including without limitation, in the definitions of “Convertible Securities” and “Shareholder” and in Sections 1.2, 2.4, 2.14, 3.6, 3.7, 3.8, 3.10, 4.1(3), (4), (5), (6), (7), (11) and (14), 4.2, 4.4, 4.5, 4.7 and 5.14, the term “the Company” shall mean “FN”;

(ii)          references to “the Company” in Sections 1.8(2), 2.10(4), 4.1(1), (9), (10), (12), (13) and (15), 7.6(1) and 7.8(1) shall mean “the Company and FN”; and

(iii)       references to “the Company” in Sections 2.10(3), 2.13, 3.11, 4.6, 5.9, 5.11, 6.1(5), 6.2, 6.3, 7.6(4), (6) and (9), and 7.8(2) shall mean “the Company or FN, as the case may be”.

(2)                                  Deleting the definition of “Exchange” and replacing it with the following:

“Exchange” means the Toronto Stock Exchange or, if the Shares are not listed on that exchange, such other stock exchange or quotation system on which the Shares may then be listed.

(3)                                  Deleting the definition of “Shares” and replacing it with the following:

“Shares” means the common shares in the capital of FN as constituted on the date hereof, provided tat in the event of any adjustment pursuant to Article 3 of the Indenture, “Shares” will thereafter mean the shares or other securities or property resulting from such adjustment that a Warrantholder is entitled to acquire on exercise of a Warrant after the adjustment.

(4)                                  Deleting the definition of “Warrants” and replacing it with the following:

“Warrants” means the share purchase warrants of the Company issued and certified hereunder in the form of the Warrant Certificate for the time being outstanding, exercisable into either the FN Share Consideration or the Cash Consideration upon the due exercise and payment of the Exercise Price.

(b)                                 Section 2.1(2) of the Indenture is deleted in its entirety and replaced with the following:

Subject to adjustment as provided in this Indenture, each Warrant issued hereunder will entitle the holder thereof to acquire either, as elected by the holder at the time of exercise, the FN Share Consideration or the Cash Consideration at any time from and after the Date of Issue of the Warrant to and including the Warrant Expiry Time upon the payment of the Exercise Price.

(c)                                  The first sentence of Section 2.7 of the Indenture is deleted in its entirety and replaced with the following:

The holder of a Warrant Certificate may at any time after the date of issue thereof and before the Warrant Expiry Time, upon the surrender of a Warrant Certificate to the Warrant Agent at its principal transfer offices in the City of Toronto in addition to the City of Vancouver, or at such other place or places that are designated by the Company with the approval of the Warrant Agent, exchange the surrendered Warrant Certificate(s) for Warrant Certificates in the same form as the one(s) surrendered and which entitle the holder to subscribe in the aggregate for the same FN Share

Consideration or Cash Consideration, as the case may be, for which the holder may subscribe under the surrendered Warrant Certificate(s).

(d)                                 The address of the Company for notice purposes under Section 2.13 of the Indenture is deleted and replaced with the following:

If to the Company or FN, to:

Franco-Nevada Corporation
130 King Street West, Suite 740
Toronto, Ontario M5X 1E4

Attention:	Jacqueline A. Jones, Chief Legal Officer and Corporate Secretary
Telefax No.:	(416) 306-6330

with a copy (which shall not constitute notice) to:

Gowling Lafleur Henderson LLP
1 First Canadian Place
100 King Street West, Suite 1600
Toronto, Ontario M5X 1G5

Attention:	Kathleen Ritchie
Telefax No.:	(416) 862-7661.

(e)                                  The last sentence of Section 3.1(2) of the Indenture is deleted in its entirety and replaced with the following:

Warrants must be surrendered together with the Warrant Exercise Form duly completed and executed by the holder for either, as elected by the holder at the time of exercise, the FN Share Consideration or the Cash Consideration, which the holder desires to receive and payment of the aggregate Exercise Price applicable at the time of the surrender calculated in accordance with the provisions of this Indenture.

(f)                                    The last sentence of Section 3.1(3) of the Indenture is deleted in its entirety and replaced with the following:

Within three Business Days following such deemed exercise, the Warrant Agent shall send by email to the Company a notice setting forth the particulars of all Warrants exercised and the persons to whom the Cash Consideration is to be paid (if the holder has elected to receive the Cash Consideration) or the persons in whose names the Shares are to be registered (if the holder has elected to receive the FN Share Consideration), as the case may be, and the addresses of such holders of the Warrants.

(g)                                 The first two sentences of Section 3.1(5) of the Indenture are deleted in their entirety and replaced with the following:

Every Warrant Exercise Form shall be signed (with signature guaranteed as contemplated in Appendix 2 to Schedule “A” (Form of Warrant Certificate)) by the holder of the Warrant Certificate who desires to exercise in whole or in part the right of purchase therein provided for and shall specify either the amount of the Cash Consideration or the FN Share Consideration that the subscriber wishes to receive (being not more than such subscriber is entitled to acquire upon the exercise of the Warrants pursuant to the Warrant Certificate).  If the subscriber elects to receive the FN Share Consideration, the Shares shall be recorded on the shareholders’ register in the name or names and the address or addresses as designated by the subscriber for the number of Shares to be issued to each such person and, if more than one is so specified, the form shall so clearly indicate.

(h)                                 Section 3.1(6) of the Indenture is deleted in its entirety and replaced with the following:

If a subscriber elects to receive the FN Share Consideration and any Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder must duly complete and deliver the written instrument of transfer as contemplated in the subsection above and pay to the Company or to the Warrant Agent on the subscriber’s behalf an amount equal to all applicable transfer taxes or other government charges, and if the subscriber elects to receive the FN Share Consideration, FN will not be required to issue or deliver any certificate evidencing Shares unless or until that amount has been so paid or the Warrantholder has established to the satisfaction of the Company that the taxes and charges have been paid or that no taxes or charges are owing.

(i)                                     Sections 3.2 of the Indenture is deleted in its entirety and replaced with the following:

(1)                                  On exercise of a Warrant, the Company shall cause to be delivered to the subscriber, if the subscriber elects to receive the Cash Consideration, the applicable amount of cash or if the subscriber elects to receive the FN Share Consideration, the appropriate number of Shares issued to the person or persons in whose name or names the Shares so subscribed for are to be issued as specified in the Warrant Exercise Form and such person or persons shall become a Shareholder or Shareholders of FN in respect of those Shares with effect from the date on which the Warrant is exercised and if the subscriber elects to receive the

Cash Consideration, the subscriber shall be entitled to delivery of the applicable amount of cash and if the subscribers elects to receive the FN Share Consideration, the subscriber shall be entitled to the delivery of a certificate or certificates evidencing the Shares and the Company shall cause the applicable amount of cash or the certificate or certificates evidencing the Shares, as the case may be, to be mailed by first class, insured mail or delivered as specified to such person or persons (or, if applicable, the trustee under the registered retirement savings plan) at the address or addresses specified in the Warrant Exercise Form within five business days of the date on which the Warrant is exercised.

(2)                                  Notwithstanding any provision herein contained to the contrary, if the subscriber has elected to receive the FN Share Consideration, the Company shall not be required to deliver certificates for Shares in any period while the share transfer books of FN are closed and, in the event of the exercise of any Warrant during any such period, if the subscriber has elected to receive the FN Share Consideration, the Shares subscribed for shall be issued and such person shall be deemed to have become the holder of record of such Shares on the date to which such delivery of certificates for Shares may be postponed (such period not exceeding three business days after the date of the re-opening of the share transfer books).

(j)                                     Section 3.3 of the Indenture is deleted in its entirety and replaced with the following:

A Warrantholder may exercise less than all of such Warrantholder’s Warrants from time to time, in which case the Warrantholder shall be entitled to receive forthwith a new Warrant Certificate representing the unexercised number of Warrants to which such Warrantholder is entitled and the Warrant Agent shall issue a new Warrant Certificate upon surrender of the Warrant Certificate, if satisfied that the new Warrant Certificate is properly issuable.

(k)                                  Sections 3.7(4), (5) and (6) are deleted in their entirety and replaced with the following:

(4)                                  for the purpose of subsections (2), (3), (4) and (5) of Section 3.6, there will be deemed not to be outstanding:

(a)                                  any Share owned by or held for the account of Company, or

(b)                                 any Share owned by or held for the account of any Subsidiary of the Company.

(l)                                     Section 5.1(1) is deleted in its entirety and replaced with the following:

The Warrant Agent or the Company may at any time and from time to time, and the Warrant Agent shall on receipt of a requisition in writing signed by the holders of not less than 15% of the aggregate number of Warrants outstanding and upon being indemnified and funded to its reasonable satisfaction by the Company or by the Warrantholders signing the requisition against the costs which may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Warrantholders.

(m)                               Section 8.1 of the Indenture is deleted in its entirety and replaced with the following:

This Indenture shall expire and terminate on the earlier of:

(a)                                  the date by which there has been delivered to the Warrant Agent for exercise or destruction all Warrant Certificates theretofor certified hereunder, or

(b)                                 the 61st day following the Warrant Expiry Date,

and if all of the Cash Consideration or FN Share Consideration required to be delivered or issued, as the case may be, in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture will cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Company and on delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and on payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, will execute proper instruments acknowledging satisfaction of and discharging this Indenture.

2.3                               Express Assumption of Rights, Duties and Obligations

Amalco covenants, acknowledges and agrees that, as and from the date hereof, it is bound by the provisions of the Indenture and expressly assumes the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed or observed by Gold Wheaton Gold Corp.

2.4                               Exercise Form

The Exercise Form attached to the Warrant Certificates is hereby amended and from the date hereof is the Exercise Form attached to this Supplemental Warrant Indenture, and all Warrant Certificates issued after the date hereof shall have such Exercise Form attached thereto in lieu of the Exercise Form currently annexed to the Warrant

Certificates. The Warrant Agent shall, and is hereby directed to, as soon as practicable following the date of this Supplemental Warrant Indenture, forward to each of the registered holders of Warrants on the date of this Supplemental Indenture, an Exercise Form in the form annexed hereto.

ARTICLE 3
MISCELLANEOUS

3.1                               Acceptance of Trust

The Warrant Agent accepts the trusts in this Supplemental Warrant Indenture and agrees to carry out and discharge the same upon the terms and conditions set out in this Supplemental Warrant Indenture and in accordance with the Indenture.

3.2                               Confirmation of Indenture

The Indenture as amended and supplemented by this Supplemental Warrant Indenture, is hereby confirmed and approved.

3.3                               Counterparts

This Supplemental Warrant Indenture may be executed in counterparts, each of which so executed shall be deemed to be an original, and each of such counterparts when taken together shall constitute one and the same instrument.

3.4                               Formal Date

For the purpose of convenience, this Supplemental Warrant Indenture may be referred to as bearing the formal date of March 14th, 2011 irrespective of the actual date of execution hereof.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Warrant Indenture under the hands of their proper signatories in that behalf.

FRANCO-NEVADA GLW HOLDINGS CORP.

By:	“Jacqueline A. Jones”
Name: Jacqueline A. Jones
Title: Chief Legal Officer and Corporate Secretary
I have authority to bind the company

FRANCO-NEVADA CORPORATION

By:	“Jacqueline A. Jones”
Name: Jacqueline A. Jones
Title: Chief Legal Officer and Corporate Secretary
I have authority to bind the company

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Gabriel Ducharme”
Name: Gabriel Ducharme
Title: Professional, Corporate Trust

By:	“Jennifer Wong”
Name: Jennifer Wong
Title: Associate Trust Officer
I/We have authority to bind the Warrant Agent

EXERCISE FORM

TO:  Franco-Nevada GLW Holdings Corp.

The undersigned hereby exercises the right to acquire on the exercise of                               Warrants, pursuant to the attached Warrant Certificate upon payment of the Exercise Price of $5.00 for each Warrant exercised:

either

☐            the Cash Consideration (being $5.20 for each Warrant so exercised)

or

☐            the FN Share Consideration (being 0.1556 of a FN Common Share for each Warrant so                          exercised)

and encloses herewith a certified cheque, bank draft or money order payable at par in Vancouver, British Columbia or Toronto, Ontario to the order of Franco-Nevada GLW Holdings Corp. in payment in full of the said Exercise Price for the said Warrants.

The undersigned represents, warrants and certifies as follows:

☐            The undersigned holder (i) is not in the United States; (ii) is not a “U.S. Person” as defined in Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”), and is not exercising the Warrants on behalf of a person in the United States or a U.S. Person; and (iii) did not execute or deliver this exercise form in the United States.

DATED the                day of                                                               , 20      .

Signature Guaranteed (See instructions to Warrantholders)	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)

☐  Unless this box is marked with an “X”, the certificate representing the FN Common Shares (or other appropriate evidence of issuance) or cheque, as the case may be, will be delivered or mailed to the person or persons in whose name or names the Warrant is registered.  If the box is marked with an “X”, such certificate/evidence/cheque will be delivered at the Warrant Agent’s office where the Warrant Certificate was surrendered.

No FN Common Shares will be delivered to any address in the United States.